FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                   Notification of interests in shares under

                     Section 198 of the Companies act 1985



 1. Name of Company

    COLT Telecom Group plc

 2. Name of Shareholder having a major interest

    Notification is in respect of indirect interests

 3. Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

    Notification is in respect of a non-beneficial interest held by AMVESCAP Plc. either directly or through its subsidiary companies

 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    Vidacos Nominees Ltd: 152,078,155

    Northern Trust Nominees Ltd: 2,360,251

    Chase Nominees Ltd: 9,366,088

    HSBC Nominees Ltd: 13,907,000

    Bank of New York Nominees Ltd: 2,460,000

    Mellon Bank Pittsburgh Nominees: 1,821,538

    CM Imvestment Nominees Ltd A/C 48727: 24,960

    CM Investment Nominees Ltd A/C 54275: 1,500

    CM Investment Nominees Ltd A/C PEP: 252

 5. Number of shares/amount of stock acquired

    2,345,000

 6. Percentage of issued class

    Less than 1%

 7. Number of shares/amount of stock disposed

    N/A

 8. Percentage of issued Class

    N/A

 9. Class of security

    Ordinary Shares of 2.5p

10. Date of Transaction

    14th October 2002

11. Date Company informed

    15th October 2002

12. Total holding following this notification

    182,019,744

13. Total percentage holding of issued class following this notification

    12.07%

14. Any additional information

    The holding, the subject of this notification of interest, also includes a notifiable interest in the holding of INVESCO Perpetual UK Growth Fund which now holds 46,064,916 shares (3.05%) registered in the name of Vidacos Nominees. Non of these shares is beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.

15. Name of contact and telephone number for queries

    John Doherty: 0207 390 3681

16. Name and signature of authorised company official responsible for making this notification


Mark A. Jenkins

Company Secretary

Date of Notification: 16th October 2002




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 16 October 2002                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary